UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Ángel Cano, BBVA´s President & Chief Operating Officer Madrid, 31st October 2012 Third-quarter results 2012

Third-quarter results 2012 / 31st  October 2012
Disclaimer
This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities
Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing
Restrictions.

Progress in restoring confidence
Banking Union project
Firm ECB backing
Restructuring of Spanish
financial system
Roadmap for Banking and Fiscal
Union (December Council)
Implementation of plans
stemming from restructuring
Milestones in the
quarter
Challenges until
year end
Greek situation

Third-quarter results 2012 / 31st  October 2012

•
Well capitalised, even
under most adverse
scenarios
•
Recurring revenues
growth
•
Risk indicators reined in
•
Spain’s performance in
line with forecast
•
Active issuance under
adverse scenarios
•
Strong liquidity
position
Strengthening
fundamentals
Highlights 3Q12
4
Third-quarter results 2012 / 31st  October 2012
•
Robust operating
income, key to face
the increasing
provisions

Third-quarter results 2012 / 31st  October 2012
Earnings:
sound net interest income ...
Net interest income
Quarter on quarter
€m
Sound quarterly growth in net interest income
underpinned by strong results in all geographical areas
+16.0%
Net interest income
Year to date
€m
+18.1%
9,676
11,220
9M11 9M12
3,286
3,485
3,597
3,744
3,880
3Q11 4Q11 1Q12 2Q12 3Q12

Third-quarter results 2012 / 31st  October 2012
... and recurring gross income ...
4,627 5,515 5,447 5,960 5,697
Gross
income
NTI +
Div.
Fee income: +7.8% (YoY change to date)
Recurring gross income
Quarter on quarter
€m
Recurring gross income
Year to date
€m
+15.7%
+14.0%
13,656
15,564
9M11 9M12
Gross income : +13.6%
(YoY  change to date)
4,602
4,869
5,053
5,188
5,324
25
646
394
773
373
3Q11 4Q11 1Q12 2Q12 3Q12

Third-quarter results 2012 / 31st  October 2012
Spain
Rest of
Europe
USA
Mexico
South
America
Turkey
Asia
... underpinned by balanced diversification
between emerging and developed markets
USA
Note: does not include Corporate Activities; YoY change to date in constant €
Gross income
Breakdown
Developed
43%
YoY change
to date
Weight
+0.1%
Emerging
57%
YoY change
to date
Weight
+16.6%

Third-quarter results 2012 / 31st  October 2012
Year on year change to date
€ (constant).%
Gross income vs costs
Year on year change to date .%
Developed
Emerging
Curtailing costs,  which are growing below income
Year on year change to date
€ (constant).%
19.1
15.3
Recurring
gross income
Costs
Still one of the most efficient banks
(C/I ratio 47.4%)
1.6
-0.1
Recurring gross
income
Costs
13.6
14.0
11.0
Gross income Recurring gross
income
Costs

Third-quarter results 2012 / 31st  October 2012
High recurring operating income …
Operating
income
2,166 2,863 2,862 3,272 2,866
+16.5%
+17.3%
Recurring operating income
Quarter on quarter
€m
Recurring operating income
Year to date
€m
Operating income: +16.1%
(YoY  change to date)
2,141
2,217
2,468
2,499 2,493
25
646
394
773
373
3Q11 4Q11 1Q12 2Q12 3Q12
6,358
7,460
9M11 9M12
NTI +
Div.

Third-quarter results 2012 / 31st  October 2012
... key to face the increasing provisions
Loan-loss + Real-estate provisions
€m
2/3 of the Royal Decree perimeter provisions already covered, with €1,568m pending for Q4
2,193
1,236
1,286
6,579
Operating income / loan-loss + RE provisions
Multiplier (times)
Including RD impacts (*)
1.4
RD impacts (*)
1,191
1,061
1,237
3,710
95
175
956
2,869
Quart. Avge.
2010
Quart. Avge.
2011
Quart. Avge.
9M12
9M12
2.3
2.2
2.4
Quart. Avge.
2010
Quart. Avge.
2011
Quart. Avge.
2012
Note:  2/3 of the RD perimeter provisions already covered, including €200m provisions allocated in 2011
(*) RD impacts or RD petimeter provisions refer to the provisions related to the real estate assets identified in the new Spanish regulation in 2012
(Royal Decree on February and May, hereinafter RD or RDL)

BBVA Group	Accum.	Growth 9M12 / 9M11	
	9M12	Abs.	%
Net interest income	11,220	+ 1,544	16.0
Gross income	17,103	+ 2,052	13.6
Operating income	9,000	+ 1,247	16.1
Provisions RDL related	-2,869	- 2,390	n.a.
Rest of provisions	-3,958	- 829	26.5
Income before tax	2,173	- 1,972	-47.6
Net attributable profit	1,656	- 1,487	-47.3

Third-quarter results 2012 / 31st  October 2012
All in all, a sound income statement
€m
Adjusted attributable profit €3,345m     (-3.8%)
Note:  Adjusted attributable profit excludes Royal Decree perimeter provisions and positive impact of Unnim badwill (€320m)

BBVA

60
61
60
66
69
68
4.1
4.0
4.0
4.0
4.8
4.3
Sep.11
Dec.11
Mar.12
Jun.12
Sep. 12

Third-quarter results 2012 / 31st  October 2012
Risks:
indicators reined in
Ex UNNIM
NPA
€ Bn
NPA & coverage ratios
%
Performance in Spain in line with forecast
16.0
15.9
16.1
16.5
Sep.11 Dec.11 Mar.12 Jun.12 Sep.12
20.1
€3 Bn for Unnim
with 72.5%
coverage
NPA ratio
Coverage ratio

Third-quarter results 2012 / 31st  October 2012
10.8 10.8
-0.1
+0.1
Jun.12 Unnim Rest of effects Sep.12
Capital: sound position and capital-generation
capacity
Core capital ratio (Basel 2.5)
%
EBA > 9% Sep. 2012
Fully loaded Basel 3
> 9% Dec. 2013
And also...
Over €11 bn excess capital under adverse scenario
in latest stress test

Third-quarter results 2012 / 31st  October 2012
43%
38%
16%
Liquidity:
active market issuance and improved
liquidity position
Euro balance sheet
€2.5 bn senior debt
Non-euro
September-2012
Mexico
Peru
Others
€2.7 bn
$2.0 bn senior debt
American market. Oct-2012
Garanti
3%
And sharp reduction in commercial gap on € balance sheet:
€9.6 bn this quarter
Total wholesale issues : €6.7 bn
~
Note: issues are calculated with year- end exchange rates

Third-quarter results 2012 / 31st  October 2012
In short, sound fundamentals ...
Recurring gross
income
Robust earnings Sound structure
Diversified
revenues
Recurring operating
income
Provisions
+14.0%
YoY
57%
Emerging
+17.3%
YoY
2/3 RDs
Capital
>9%
4.8% 69%
Liquidity
Total issuance: €6.7 bn
Commercial gap € bal. sheet: - €9.6 bn
Risks
EBA ratio
NPA ratio Coverage ratio
10.8%
BIS 2.5 BIS III (e) 2013
>9%

16 Third-quarter results 2012 / 31st October 2012 Business areas

Third-quarter results 2012 / 31st  October 2012
Proactive management, tailored to local conditions
• Improvement in competitive
positioning
• IT platform
• Enhanced balance-sheet
structure
• Strict cost control
Developed
• Rising earnings
• Risks reined in
• Growing customer base
• Buoyant business volumes
Emerging
Optimisation and
differentiation
Growing now, with more
upside ahead
• Infrastructure investment

Third-quarter results 2012 / 31st  October 2012
1.83
2.02
9M11 9M12
Spain: price management and resilient net interest
income
Customer spread (ex Markets)
%
1,094
1,086
1,113
1,187
1,271
3Q11 4Q11 1Q12 2Q12 3Q12
Net interest income
€m
+16.1%
Gain in share of lending (+111 bp) and deposits (+195 bp)
+19 bp
Unnim:
€40m
Note:  private-sector business share: households and non-financial companies. Deposits include commercial paper.

Third-quarter results 2012 / 31st  October 2012
Spain:
Costs
€m
Recurring operating income
€m
... and stronger operating income
2,608
2,870
9M11 9M12
+10.1%
-6.7%
2,212
2,079
2,106
2,081
2,065
9M08 9M09 9M10 9M11 9M12
Unnim:
€46m
strict cost control …

5.1
0.3
0.3
5.7
0.8
6.5
Jun.12
Activity
NPA
Sep.12 Ex Unimm
Unnim
Sep.12

42
44
43
50
59
56
4.9
4.8
4.9
5.1
6.5
5.7
Sep.11
Dec.11
Mar.12
Jun.12
Sep. 12

Third-quarter results 2012 / 31st  October 2012
Spain:
NPA ratio 403 bp below industry average
NPA ratio
Breakdown
%
Ex
UNNIM
NPA & coverage ratios
%
NPA ratio
Coverage ratio
Ex
UNNIM
risk indicators perform in line with forecast,
incorporating Unnim

Third-quarter results 2012 / 31st  October 2012
Spain:
Developer
Exposure
SMEs
€ 16,219
m (+8.8%)
€ 24,085 m
(-7.6%)
Sep. 12
(Change since Dec. 11)
42.2%
(+14.1 p.p.)
8.2%
(+2.5 p.p.)
NPA Coverage
47%
(+17 p.p.)
41%
(-3 p.p.)
NPA ratio on other portfolios remains stable
Note: includes UNNIM
Unnim contributes €2,652m to developers loanbook and €346m to SMEs, plus 390 bp and 10 bp additional NPAs, respectively
SME lending growing gradually

Third-quarter results 2012 / 31st  October 2012
Spain:
Breakdown  problematic real estate assets Spain
€ Bn
5.8
0.6
3.2
Foreclosures &
asset purchases
Substandard
NPL
6.8
1.9
11.7
Provisions
Balance (gross)
Note: includes Unnim (€1.6 Bn NPL, €0.2 Bn Substandar, € 3.3 Bn Foreclosures & asset pruchases. Coverage: 51%)
Coverage: 47%
breakdown of problematic real estate assets

BBVA

Spain	Accum.	Growth	
		9M12 / 9M11	
	9M12	Abs.	%
Net interest income	3,571	+265	8.0
Gross income	5,038	+158	3.2
Operating income	2,972	+173	6.2
Income before tax ex provisions RDL related	1,190	-568	-32.3
Net attributable profit ex provisions RDL related	848	-401	-32.1
Net attributable profit includ. provisions RDL related	-532	-1,681	n.s.

23 Third-quarter results 2012 / 31st October 2012 Spain: income statement €m

Third-quarter results 2012 / 31st  October 2012
517
452
454
509
359
663
9M11 9M12
EurAsia: increasing contribution to Group earnings
EurAsia gross income
€m
Breakdown Eurasia gross income
%
Asia
Rest of  Europe
Turkey
1,329
1,624
YoY
+85%
+12%
-13%
Rest of
Europe
Asia
Turkey

EurAsia	Accum.	Growth	
		9M12 / 9M11	
	9M12	Abs.	%
Net interest income	603	+83	16.0
Gross income	1,624	+295	22.2
Operating income	1,048	+155	17.3
Income before tax	890	+46	5.5
Net attributable profit	813	+93	13.0

25 Third-quarter results 2012 / 31st October 2012 EurAsia: income statement €m

Third-quarter results 2012 / 31st  October 2012
28
23
72
77
Sep.11 Sep.12
Mexico: a best-in-class franchise with well-balanced
growth
And improvement in customer spread: + 19 bp (YoY)
Current +
savings
Term
Balance-sheet retail funding mix
%
Lending:
+11.0%
Lending
YoY change.  Average balances
12.5
10.2
0.6
Retail SMEs &
Public
admin.
C&IB
Buoyant loanbook fuelled by retail
lending ...
... with better deposit mix and
strong growth in current accounts
Customer funds:
+7.5%
Note:  "Retail" includes SMEs

Third-quarter results 2012 / 31st  October 2012
2,838
3,079
9M11 9M12
Mexico: high revenues
Net interest income
€m (constant)
+8.5%
Fee income: +3.7%
Recurring gross income
€m (constant)
3,895
4,217
9M11 9M12
+8.3%
Gross income: +5.9%

Third-quarter results 2012 / 31st  October 2012
Mexico: contained risk indicators
NPA ratio
Coverage ratio
NPA & coverage ratios
%
Cost of risk
Quarter on quarter
%
128
120
116
111 107
Sep. 11 Dec. 11 Mar. 12 Jun. 12 Sep. 12
Sep. 11 Dec. 11 Mar. 12 Jun. 12 Sep. 12
3.6
3.2
3.5
3.3
3.6
3.7 3.7
3.8
4.0 4.1

Third-quarter results 2012 / 31st  October 2012
Mexico: income statement
Mexico
Growth
9M12 / 9M11
9M12 Abs. %
Accum.
Net interest income 3,079 + 242 8.5
Gross income 4,418 + 248
MA
2,750 Operating income
3.1
+ 97 3.7
5.9
Income before tax
RE
1,741 + 52
+ 49 4.0 Net attributable profit
RE
1,300
€m (constant)

Gross Income
Net Interest Income
3,485
2,457
4,278
3,087
9M11
9M12

Third-quarter results 2012 / 31st  October 2012
South America: buoyant business volumes reflected
in revenues
Lending
+20.4%
+20.1%
Balance-
sheet funds
Business volumes
Yoy change, average balances
+19 bp
+5 bp
Gross income and net interest income
€m (constant)
+22.7%
Business share
YoY change. August-2012 data
Retail
lending
Total
deposits
+25.6%

Third-quarter results 2012 / 31st  October 2012
South America: enhanced efficiency and excellent risk
indicators
NPA & coverage ratios
%
+29.0%
Operating income
€m (constant)
Cost/income ratio improves 3 pp
1,910
2,463
9M11 9M12
1.3 1.3 1.0 1.1 1.3
Ytd cost
of risk
NPA ratio
Coverage ratio
140
146
141 139
142
Sep. 11 Dec. 11 Mar. 12 Jun. 12 Sep. 12
2.3
2.2
2.3 2.3
2.2

BBVA

South America	Accum.	Growth	
		9M12 / 9M11	
	9M12	Abs.	%
Net interest income	3,087	+630	25.6
Gross income	4,278	+793	22.7
Operating income	2,463	+553	29.0
Income before tax	1,926	+417	27.7
Net attributable profit	1,014	+197	24.1

32 Third-quarter results 2012 / 31st October 2012 South America: income statement €m (constant)

Third-quarter results 2012 / 31st  October 2012
United States:  traction in lending and deposit mix
improvement
Note: BBVA Compass data
+13.6%
Year on year change to date
Customer funds
YoY change, average balances
New lending business
0.6
4.2
6.7
11.2
11.6
Sep.11 Dec.11 Mar.12 Jun.12 Sep.12
3.6%
9.9%
Term
Current + savings
Lending
YoY  change, average balances
%

Third-quarter results 2012 / 31st  October 2012
United States: earnings underpinned by local business
Net interest income
€m (constant)
Costs
€m (constant)
Operating income
€m (constant)
-1.1%
-10.0%
LB:   +5.7% LB: +2.2%
LB: +14.8%
-3.6%
1,332
1,285
9M11 9M12
1,204
1,191
9M11 9M12
705
634
9M11 9M12

BBVA

94
82
75
73
69
3.8
3.5
3.2
2.8
2.4
Sep.11
Dec.11
Mar.12
Jun.12
Sep.12

Third-quarter results 2012 / 31st  October 2012
United States: asset quality continues to improve
Loan-loss provisions
€m (constant)
-70.8%
NPA & coverage ratios
%
Coverage ratio
NPA ratio
Ytd cost
of risk
1.0 0.3
314
92
9M11 9M12

Third-quarter results 2012 / 31st  October 2012
11.3
9.8
BBVA Compass Av. Peers
United States: franchise starting to outperform its peers
Total lending growth
Year-on-year change, %
Net Int Income/ATAs (NIM)
Ytd %
Tier-1 Common Capital Ratio
%
3.6
3.4
BBVA Compass Av. Peers
11.7
6.7
BBVA Compass Av. Peers
Note: Local info. Peer Group: U.S.Banc., PNC, SunTrust B., BB&T, Regions Financial C., Fifth Third B., KeyCorp, M&T, Comerica I., I,Zions B.,
Huntington B,I., Synovus F.C., First Horizon National C., Associated B-C., Cullen/Frost Bankers.

U.S.A.	Accum.	Growth	
		9M 12 / 9M 11	
	9M 12	Abs.	%
Net interest income	1,285	-48	-3.6
Gross income	1,826	-84	-4.4
Operating income	634	-71	-10.0
Income before tax	496	+128	34.8
Net attributable profit	341	+77	29.3

37 Third-quarter results 2012 / 31st October 2012 United States: income statement €m (constant) BBVA Compass attributable profit growing 63% year on year

Third-quarter results 2012 / 31st  October 2012
CIB: wholesale business proving resilience in adverse
environment
Gross income
€m (constant)
1,949
2,067
9M11 9M12
+6.0%
Fee income: +6.6%
Gross income
Base 100: 2Q10
100
106
112
100
90
2Q10 2Q11 2Q12
BBVA
Peer Group
Lending
YoY change to date
%
Adapted to cycle
-15.8
14.4
Developed Emerging
Superior resilience
Peer Group: BOA, Bar, BNP, CITI, COMM, SA, CS, DB, GS, HSBC, ISP, JPM, LLOY, MS, NOM, RBS, SAN, SG, UBS, UCI, WF

Corporate & Investment Banking	Accum.	Growth 9M12 / 9M11	
	9M12	Abs.	%
Gross income	2,067	+ 118	6.0
Operating income	1,408	+97	7.4
Income before tax	1,288	+46	3.7
Net attributable profit	819	-3	-0.4

39 Third-quarter results 2012 / 31st October 2012 CIB: income statement €m (constant)

Third-quarter results 2012 / 31st  October 2012
3Q12: strong fundamentals
Recurring revenues growth in all geographical areas
and robust operating income
2/3 of the Royal Decrees perimeter provisions
already covered
Risks reined in and performing in line with forecast
Well capitalised in all ratios and absorbing Unnim
Active issuance and sound liquidity position

Ángel Cano, BBVA´s President & Chief Operating Officer Madrid, 31st October 2012 Third-quarter results 2012

Annexes

Third-quarter results 2012 / 31st  October 2012
Annex 1: Fully-loaded Basel 3 impact pro-forma
Core capital ratio (Basel 3 impact)
%
Note: estimated impacts as of sept.12
BIS 2.5 Core Capital
Ratio Sep 12
Basel 3 core capital
impact
Basel 3 RWA impact Planned mitigants,
organic generation
and others
BIS III Core Capital
Ratio Dec13

Third-quarter results 2012 / 31st  October 2012
Annex 2:
Sovereign debt
€ Bn
Unnim +3.7€ bn
Rest of Europe
Spain
Italy
Note: EBA perimeter. Insurance companies are not included. No Greek or Irish debt holdings. Non material exposure to Portugal exposure to European sovereign debt

17,8
0,7
13,8
0,9
8,7
0,6
6,3
0,6
18,0
3,3
2013
2014
2015
2016
>2016

45 Third-quarter results 2012 / 31st October 2012 Annex 3: Mid & long term debt redemptions Euro balance sheet € Bn Unnim debt redemptions in euro balance sheet

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 2, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer